Exhibit 99.1

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Neptune Wellness Solutions Inc. (the “Corporation”):

NOTICE IS HEREBY GIVEN THAT the annual and special meeting of the shareholders (the “Meeting”) of the Corporation will be held at the McCord Museum, located at 690 Sherbrooke Street West, Montreal, Quebec, H3A 1E9, Canada, on August 14, 2019 at 10:30 a.m., for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended March 31, 2019 and the auditors’ report thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors for the ensuing year and to authorize the directors of the Corporation to fix their remuneration;

4.

to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution approving certain amendments to the Corporation’s stock option plan and equity incentive plan, and ratifying and confirming the grant of 7,800,000 options to purchase common shares of the Corporation to Michael Cammarata, as more particularly described in the accompanying Circular;

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

SIGNED	IN LAVAL, QUÉBEC, ON JULY 16, 2019

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Jean-Daniel Bélanger

Jean-Daniel Bélanger
Corporate Secretary

The Corporation’s shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. The directors have established June 26, 2019 as the record date for the purpose of determining the Corporation’s shareholders who are entitled to receive notice of and to vote at the Meeting. Should you be unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario, Canada, M5J 2Y1, no later than 10:30 a.m. on August 12, 2019, or, in the event the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned meeting is reconvened or the postponed meeting is convened. Your shares will be voted in accordance with your instructions as indicated on the form of proxy, or failing instructions, in the manner set forth in the accompanying Circular.